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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                          THE SPECTRANETICS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   84760C-10-7
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement   |_|

A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                       13G

CUSIP No. 84760C-10-7

1.       Name of Reporting Person:
         Nazem & Company III, L.P. (13-3521952);
         (b) Nazem & Associates III, L.P. (13-3556379);
         (c) Fred Nazem (###-##-####);
         (d) Paul Dali (###-##-####)

2.       Check the Appropriate Box if a Member of a Group
                                                                         (a) |X|
                                                                         (b) |_|
3.       SEC Use Only

4.       Citizenship or Place of Organization:
         (a) Delaware; (b) Delaware; (c) United States; (d) United States

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:
         (a) 0; (b) 0; (c) 156 ; (d) 0

6.       Shared Voting Power:
         (a) 407,133 shares; (b) 407,133 shares; (c) 407,133 shares; (d) 407,133

7.       Sole Dispositive Power:
         (a) 0; (b) 0;  (c) 156; (d) 0

8.       Shared Dispositive Power:
         (a) 407,133 shares; (b) 407,133 shares; (c) 407,133; (d) 407,133

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         (a)407,133; (b) 407,103; (c) 407,289; (d) 407,133

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                             |_|

11.      Percent of Class Represented by Amount in Row 9:
         (a) 2.2%; (b) 2.2%; (c) 2.2%; (d) 2.2%

12.      Type of Reporting Person:
         (a) PN; (b) PN; (c) IN; (d) IN


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Item 1.

         (a)      Name of Issuer:  The Spectranetics Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                           96 Talamine Court
                           Colorado Springs, CO 80907-5159

Item 2.

         (a)      Name of Person Filing:        Nazem & Company III, L.P.
                                                Nazem & Associates III, L.P.
                                                Fred Nazem
                                                Paul Dali

         (b)      Address of Principal Business Office:

                           645 Madison Avenue
                           New York, New York 10022

         (c)      Citizenship:      Nazem & Company II, L.P. -- Delaware
                                    Nazem & Associates III, L.P. -- Delaware
                                    Fred Nazem -- United States
                                    Paul Dali -- United States

         (d)      Title of Class of Securities:

                           Common Stock, $.001 par value

         (e)      CUSIP Number:  84760C-10-7

Item 3.  Not applicable.

Item 4.  Ownership

         (a)      Amount Beneficially Owned:
                    407,133 shares          (Nazem & Company III, L.P.)
                    407,133 shares          (Nazem & Associates III, L.P.)
                    407,289 shares          (Fred Nazem)
                    407,133 shares          (Paul Dali)


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         (b)      Percent of Class:     2.2% (Nazem & Company III, L.P.)
                                        2.2% (Nazem & Associates III, L.P.)
                                        2.2% (Fred Nazem)
                                        2.2% (Paul Dali)

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                        0 (Nazem & Company III, L.P.);
                        0 (Nazem & Associates III, L.P);
                        156 (Fred Nazem);
                        0 (Paul Dali)

                  (ii)  shared power to vote or to direct the vote:
                        407,133 shares (Nazem & Company III, L.P.);
                        407,133 shares (Nazem & Associates III, L.P.); 407,133 shares (Fred Nazem);
                        407,133 shares (Paul Dali)

                  (iii) sole power to dispose or to direct the disposition of:
                        0 (Nazem & Company III, L.P.);
                        0 (Nazem & Associates III, L.P);
                        156 (Fred Nazem);
                        0 (Paul Dali)

                  (iv)  shared power to dispose or to direct the disposition of:
                        407,133 shares (Nazem & Company III, L.P.);
                        407,133 shares (Nazem & Associates III, L.P.);
                        407,133 shares (Fred Nazem);
                        407,133 (Paul Dali)

Item 5.  Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group:

                  See Exhibit 1.

Item 9.  Notice of Dissolution of Group:

                  Not applicable.


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Item 10. Certification:

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February, 12, 1998

                             NAZEM & COMPANY III, L.P.

                             By: NAZEM & ASSOCIATES III, L.P.
                             Title: General Partner of Nazem & Company III, L.P.

                             By: /s/ Fred Nazem
                                --------------------------------
                                 Fred Nazem
                                 Managing General Partner of
                                 Nazem & Associates III, L.P.


                             NAZEM & ASSOCIATES III, L.P.

                             By: /s/ Fred Nazem
                                 ------------------------------
                                 Fred Nazem
                                 Managing General Partner

                                /s/ Fred Nazem
                                --------------------------------
                                Fred Nazem

                                /s/ Paul Dali
                                --------------------------------
                                Paul Dali


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